EXHIBIT 21.1

SUBSIDIARIES OF GREAT AJAX CORP.

Subsidiary	Jurisdiction of Incorporation of Formation
Great Ajax Operating LLC	Delaware
Great Ajax Operating Partnership L.P.	Delaware
GA-TRS LLC	Delaware
Great Ajax Funding LLC	Delaware
GAJX Real Estate LLC	Delaware
AJX Mortgage Trust I	Delaware
AJX Mortgage Trust II	Delaware